

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Sen Gamble
Chief Financial Officer
Cinemark Holdings, Inc.
3900 Dallas Parkway
Plano, Texas 75093

      Re: **Cinemark Holdings, Inc.**
             Form 10-Q for the quarterly period ended September 30, 2019
             Exhibit No. 10.1 – First Amendment to Amended and Restated Exhibitor Services
             Agreement between National Cinemedia, LLC and Cinemark USA, Inc., dated as of
             September 17, 2019
             Filed November 5, 2019
             File No. 001-33401

Dear Mr. Gamble:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

      Sincerely,

      Division of Corporation Finance